FDX CAPITAL LLC
(SEC I.D. No. 8-065170)
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65170

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FDX Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R Greene, CEO

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Kevin R Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FDX Capital LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kevin R Green, Chairman & CEO

Title

JASMINE N LABAY NOTARY PUBLIC STATE OF NEW YORK NO. 01LA6294251 QUALIFIED IN NEW YORK COUNTY COMM. EXP. 12-16-2021

2/28/2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of FDX Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FDX Capital, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FDX Capital, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FDX Capital, LLC's management. Our responsibility is to express an opinion on FDX Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FDX Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as FDX Capital, LLC's auditor since 2017.

Bethlehem, Pennsylvania

February 28, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

1

FDX CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	533,609
Intercompany receivable		4,203
Other receivable		96,581
Prepaid expenses		54,146
Total Assets	$	688,539

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	448,992
Total Liabilities		448,992
Members' equity		239,547
Total Liabilities and Members' Equity	$	688,539

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

   FDX CAPITAL LLC (the Company) was formed on October 10, 2001 in the State of New Jersey as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

   The Company's income is derived from fees earned by raising money from entities and individuals for placement with money managers and investing by professional managers with whom the Company has agreements. The Company also receives fees from the individuals acting as registered representatives of the firm.

   The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

   CASH AND CASH EQUIVALENTS

   The Company considers all highly liquid debt instruments purchased with a maturity of less than three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair market value.

   ACCRUAL BASIS OF ACCOUNTING

   The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is December 31.

   REVENUES

   The Company follows Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgements

Revenue from contracts with customers include commissions income and fees from investment banking, M&A and raising capital. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the approach measurement of the company's process under the contract; and whether constraints on variable consideration should be applied due to uncertain future event.

Distribution Fees

The Company enters into arrangements with managed accounts and other pooled investment vehicles (funds) to distribute shares to investors. The company may receive distribution fees paid up front by the fund or overtime or a combination thereof. The Company believes that its performance obligation is the sale of security to investors and as such this is fulfilled as of trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both which are highly suspectable to factors outside of the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activity are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primary related to the performance obligation that have been satisfied in prior periods.

M&A and Debt Capital Raise

The Company provides advisory services on mergers and acquisition and raising of debt capital. Revenue for advisory arrangements is general recognized at the point in time that performance under the arrangement is completed (closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligation are simultaneously provided by the Company and consumed by the customer. In some circumstance, significant judgement is needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognition of revenues are reflected as contract liabilities.

INCOME TAXES

The Company is a limited liability Company taxed as a partnership and the accompanying financial statements do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income which is calculated at the statutory rate.

USE OF ESTIMATES

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

CONCENTRATION OF RISK

The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. NET CAPITAL

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2019 the Company had net capital of $84,617, which was $54,684 in excess of the FINRA minimum capital requirements of $29,933 and the percentage of aggregate indebtedness to net capital was 531%.

4. RELATED PARTY TRANSACTIONS

FDX Capital currently has an Expense Sharing Agreement and a Service Fee Agreement with James Alpha Advisors LLC, a related entity. FDX Capital pays James Alpha Advisors for certain occupancy, operational, travel, salary and medical expenses which totaled $68,959 for the year ended December 31, 2019. James Alpha Advisors LLC reimburses FDX Capital for all Mutual Fund sales related expenses, which include salaries, medical insurance and employee travel expense reimbursements.

James Alpha Advisors LLC also pays FDX Capital Mutual Fund distribution fees.

FDX Capital also currently has an Expense Sharing Agreement and a Service Fee Agreement with James Alpha Management LLC, a related entity. FDX Capital pays James Alpha Management for certain occupancy and operational expenses. James Alpha Management LLC reimburses FDX Capital for all Hedge Fund sales related expenses, which include salaries, medical insurance and employee travel related expenses.

5. Concentration and Credit Risk

One company accounted for 27% and $26,181 of other receivables. Management has evaluated the collectability of the receivable and has determined that no allowance for doubtful account is necessary.

6. Benefit Contribution Plan

James Alpha Management LLC sponsors a 401(k) plan that FDX Capital LLC participates per the term of the plan. The plan covers all employees aged 21 and 90 days of service. At its full discretion the company may contribute up to the government issued limits of an eligible participants compensation.

7. SUBSEQUENT EVENTS

As of January 1, 2020, James Alpha Holdings LLC is owner of 100% of FDX Capital LLC.

The Company has evaluated subsequent events through February 28, 2020, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the financial statements.

8. Contingencies

FDX Capital LLC has nothing to report regarding Commitments, Contingencies or Guarantees for the audit period January 1, 2019 to December 31, 2019.